Exhibit 99.1

Perion Announces Departure of Ophir Yakovian; Vice President of Finance Maoz Sigron
 Appointed as New CFO

Tel Aviv & New York – February 6, 2018 – Perion Network Ltd. (NASDAQ: PERI), a global technology leader in advertising solutions for brands and publishers, announced today that Ophir Yakovian has tendered his resignation as Perion’s Chief Financial Officer to pursue new professional business opportunities.

Maoz Sigron, Perion’s Vice President of Finance and a senior finance executive with more than a decade of experience in controllership, accounting and financial management, has been appointed as Perion’s CFO, effective February 7, 2018. Mr. Sigron has served in various finance leadership and senior accounting, in positions at Tnuva Dairy Corporation as well as Allot Communications and Stratasys Ltd., both of which are publicly traded corporations listed on NASDAQ. Earlier in his career he served as a CPA with PwC and holds B.A in accounting and Economics from the College of Management.

Doron Gerstel, Perion’s CEO commented, “I would like to wish Ophir good luck with his new opportunity, and welcome Maoz into this new role. Maoz has played a key role implementing the cost-reduction initiatives that began in the second half of 2017 and I have great confidence that he is well positioned to carry this important initiative forward.”

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

Forward Looking Statements

This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and business conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 7, 2017. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Perion.Investor.Relations@perion.com
Source: Perion Network Ltd.